[LUCA LETTERHEAD]

April 23, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker Mr. Kevin Dougherty

Re:	Luca Technologies Inc.

Registration Statement on Form S-1, File No. 333-175211

Registration Statement on 8-A, File No. 001-35485

Dear Ms. Nguyen Parker and Mr. Dougherty:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Luca Technologies Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-175211), together with all exhibits and amendments thereto, which was initially filed on June 29, 2011, and the Company’s Registration Statement on Form 8-A, File No. 001-35485, which was filed on March 29, 2012 (collectively, the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at brian.cree@lucatechnologies.com or via facsimile at (303) 534-1446, with a copy to E. James Cowen of Porter Hedges LLP, via email at jcowen@porterhedges.com or via facsimile at (713) 226-6249.

U.S. Securities and Exchange Commission

April 23, 2012

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact E. James Cowen of Porter Hedges LLP by telephone at (713) 226-6249. Thank you for your attention to this matter.

Very truly yours,

/s/ Brian J. Cree

Brian J. Cree Chief Operating Officer and Chief Financial Officer

cc:	E. James Cowen, Porter Hedges LLP
Joseph Hall, Davis Polk & Wardwell LLP